Peter M. Carlson

Executive Vice President and

Chief Accounting Officer

pcarlson@metlife.com

October 19, 2016

Ms. Angela M. Connell

Accounting Branch Chief

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MetLife, Inc.

Form 8-K

Submitted August 3, 2016

File No. 001-15787

Dear Ms. Connell:

This letter sets forth the response of MetLife, Inc. (the “Company”) to the comments contained in your letter dated October 3, 2016 regarding the Company’s Current Report on Form 8-K submitted on August 3, 2016.

In response to your comments, we have reproduced your comments below in boldface, italic type and set forth our response immediately below each comment.

Exhibit 99.1: News release dated August 3, 2016

Second Quarter Results, page 1

1.	Your comparison of non-GAAP results to prior periods without a corresponding discussion of GAAP results causes your non-GAAP measures to be more prominent than the most directly comparable GAAP measures. Please include a comparison of your GAAP results to those of prior periods in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Management’s Response:

Should we include a comparison of our non-GAAP results to prior periods in our next earnings release, we will also include a comparison of our corresponding GAAP results to those of prior periods.

Second Quarter 2016 Summary, page 2

2.	Your discussion at the top of page 3 lacks mention of the most comparable GAAP measures, which causes your non-GAAP measures to be more prominent than the most directly comparable GAAP measures. Please provide a discussion of the most comparable GAAP measures in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Management’s Response:

The GAAP measures (Premiums, fees & other revenues, Book Value per share, and Return on equity, excluding AOCI other than FCTA, respectively) comparable to the non-GAAP measures discussed at the top of page 3 appear more prominently under “Second Quarter 2016 Summary” on page 2. Should we include such a discussion of those non-GAAP measures in our next earnings release, we will once again present comparable GAAP measures more prominently.

Ms. Angela M. Connell

Securities and Exchange Commission

October 19, 2016

Non-GAAP and Other Financial Disclosures, page 6

3.	In your next earnings release, please provide a more substantive, and concise, discussion of how each of your non-GAAP measures is useful to investors. Please provide us with your proposed changes in your response letter for each of the measures that you expect to present in the next earnings release.

Management’s Response:

The following summarizes how our non-GAAP measures disclosed in our Second Quarter Financial Supplement, Exhibit 99.2 to our Current Report on Form 8-K submitted on August 3, 2016, are useful to investors:

Operating earnings, operating earnings available to common shareholders, operating earnings available to common shareholders per diluted common share, operating earnings available to common shareholders, adjusted for total notable items, and operating return on equity are used by management to evaluate performance and allocate resources. Operating earnings and the other financial measures based on operating earnings are also among the measures by which senior management’s and many other employees’ performance is evaluated for the purposes of determining their compensation under applicable compensation plans. Operating earnings and the other financial measures based on operating earnings allow analysis of our performance relative to our business plan and facilitate comparisons to industry results.

Operating revenues, operating expenses and operating premiums, fees and other revenues are financial measures that focus on our primary businesses principally by excluding the impact of market volatility, which could distort trends, and revenues and costs related to non-core products and divested businesses and certain entities required to be consolidated under GAAP.

Investment portfolio gains (losses) and derivative gains (losses) are measures of investment and hedging activity. Investment portfolio gains (losses) principally excludes amounts that are reported within net investment gains (losses) but do not relate to the performance of the investment portfolio, such as gains (losses) on sales and divestitures of businesses or goodwill impairment. Derivative gains (losses) principally excludes earned income on derivatives and amortization of premium on derivatives, where such derivatives are either hedges of investments or are used to replicate certain investments, and where such derivatives do not qualify for hedge accounting. This earned income and amortization of premium is reported within operating earnings and not within derivative gains (losses).

MetLife, Inc.’s tangible common shareholders’ equity and MetLife, Inc.’s tangible common stockholders’ equity, adjusted for total notable items are, when considered in conjunction with regulatory capital ratios, a measure of capital adequacy.

MetLife, Inc.’s common shareholders’ equity, excluding AOCI other than FCTA and MetLife, Inc.’s common stockholders’ equity, excluding AOCI other than FCTA, adjusted for total notable items measure a level of equity consistent with the view that, in the ordinary course of business, we do not plan to sell most investments for the sole purpose of realizing gains or losses.

Free Cash Flow facilitates an understanding of our ability to generate cash for reinvestment into our businesses or use in discretionary capital actions.

To the extent we include such non-GAAP measures in our future earnings releases, we will also disclose how each is useful to investors or otherwise comply with Regulation S-K Item 10(e)(1)(i)(C) or 10(e)(1)(iii).

Consolidated Statements of Operating Earnings Available to Common Shareholders (Unaudited)

4.	You present a full income statement of non-GAAP measures, which causes your non-GAAP measures to be more prominent than the most directly comparable GAAP measures. Please remove your full income statement of non-GAAP measures in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016

Management’s Response:

We will not include a full income statement of non-GAAP measures in our next earnings release.

5.	Please revise your next earnings release to begin your reconciliations with GAAP results rather than non-GAAP results. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Management’s Response:

We will begin any reconciliations of non-GAAP financial measures to comparable GAAP measures in our next release with GAAP results rather than non-GAAP results.

6.	Please disclose how you calculated the income tax benefits of your non-GAAP adjustments in your next earnings release. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Management’s Response:

We will disclose how we calculated any income tax benefits of non-GAAP adjustments in our next earnings release.

Reconciliation to Premiums, Fees and Other Revenues (Unaudited)

7.	You present adjustments to premiums, fees, and other revenues but do not explain what these adjustments are or quantify them. Please tell us what these adjustments represent and provide additional disclosure in your future earnings releases. This comment also applies to your “other adjustments to revenues” and “other adjustment to expense” in your reconciliation to revenues and expenses.

Management’s Response:

Please refer to our definition of operating earnings on pages 7 and 8 of the earnings release, which explains the adjustments to premiums, fees, and other revenues, other adjustments to revenues, and other adjustments to expenses. To the extent we include such adjustments in our future earnings releases, we will include such an explanation and a quantification in our disclosure.

*****

Ms. Angela M. Connell

Securities and Exchange Commission

October 19, 2016

If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at 212-578-2005. For your convenience, we are sending a copy of this letter to you via e-mail at connella@sec.gov, in addition to filing it on EDGAR under the form type label CORRESP.

Sincerely,

/s/ Peter M. Carlson

Peter M. Carlson

cc:	Steven A. Kandarian

John C. R. Hele